SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number: 333-174780

POSTMEDIA NETWORK CANADA CORP.
(Translation of registrant’s name into English)

365 Bloor Street East, 12th Floor, Toronto, Ontario Canada M4W 3L4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Item 2.01 Completion of Acquisition or Disposition of Assets
On April 13, 2015, Postmedia Network Canada Corp. (the “registrant” or the “Company”) today announced the closing of the Company’s previously announced agreement to acquire Sun Media Corporation’s (“Sun Media”) English language newspapers and specialty publications, as well as digital properties, from Quebecor Media Inc. (the “Sun Media Acquisition”).

In connection with the closing of the Sun Media Acquisition, the Company has issued 240,972,226 variable voting shares in exchange for equity subscription receipts issued in connection with the previously announced rights offering (the “Rights Offering”), for aggregate proceeds of $173.5 million.  In addition, the Company has issued $140 million of its 8.25% Senior Secured Notes due 2017 (the “Notes”) in exchange for debt subscription receipts issued in October, 2014 in contemplation of the transaction.  The net proceeds from the issuance of the Notes and from the Rights Offering, together with the net proceeds related to the sale of the Montreal Gazette production facility and corporate cash, were used by the Company to finance the Sun Media Acquisition.

Item 9.01 Financial Statements and Exhibits
(d) Exhibits

The document listed below as Exhibit 99.1 is being furnished, not filed, with this report on Form 6-K and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended.

Exhibit No.	Exhibit
99.1	Press release dated April 13, 2015.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Postmedia Network Canada Corp.

		By:	/s/ Douglas Lamb
Douglas Lamb
Chief Financial Officer
Date:	April 13, 2015

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press release dated April 13, 2015.